SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE

NEW YORK, NY 10022-6069

212 848-4000

Writer’s E-mail: sfleischmann@shearman.com Writer’s Direct Number: 212 848 7527	October 31, 2016

CONFIDENTIAL TREATMENT REQUESTED

Delivered electronically and by hand

Mr. Michael D. Coco

Special Counsel, Office of International

Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Azul S.A.

Registration Statement on Form F-1

Dear Mr. Coco:

We represent Azul S.A., a Brazilian company that operates a low-cost, low-fare airline operating over 700 daily flights on routes that connect 100 destinations in Brazil. Azul has today submitted a draft Registration Statement on Form F-1 in electronic form, requesting confidential treatment for that submission. We enclose six courtesy copies of the draft Registration Statement with the paper copy of this letter. Please note this filing is an update from a prior submission to the Staff and we are also providing six paper blacklined copies showing all changes from the last version reviewed by the Staff.

The Registration Statement relates to a proposed international offering of preferred shares, to be made in the United States and other countries outside of Brazil by Azul and certain selling shareholders. The preferred shares will be offered directly and in the form of American depositary shares. Concurrently with the international offering, Azul and specified selling shareholders intend to offer preferred shares in Brazil in a public offering to be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), which will include a listing of the preferred shares on the Level 2 segment of BM&FBOVESPA, the São Paulo stock exchange.

CONFIDENTIAL TREATMENT REQUESTED

Mr. Michael Coco	October 31, 2016

We respectfully request that the Staff of the Securities and Exchange Commission review the Registration Statement on a pre-filing confidential basis. Azul expects to submit the exhibits to the Registration Statement shortly, including those for which we are requesting confidential treatment. The present intention of Azul and its underwriters is to commence road-show presentations by January 11, 2017. We would be grateful if the Staff could review the Registration Statement and provide comments at its earliest convenience, so that Azul may prepare appropriate responses to the Staff’s comments and print preliminary prospectuses in accordance with this schedule.

On behalf of Azul, we appreciate your attention to this matter and your willingness to provide a confidential review of the Registration Statement. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at the number set forth above.

Accounting questions may be directed to John Rodgerson, Azul’s chief financial officer, at 011-55-11-4134-9805. All other comments and questions may be directed to Renato Covelo, Azul’s general counsel, at 011-55-11-4134-9882. The review partners for this submission at Azul’s audit firm are Mark Foreman, U.S. partner of Ernst & Young LLP., who can be reached at 011-55-11-2573-3151, and Julio Braga Pinto, partner of Ernst & Young Auditores Independentes S.S., who can be reached at 011-55-11-2573-3478.

We will be in contact shortly and would be pleased to visit with the Staff to discuss the foregoing if the Staff would find it useful for us to do so.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Stuart K. Fleischmann

Enclosure.

cc:

John Rodgerson – Chief Financial Officer, Azul S.A.

Renato Covelo – General Counsel, Azul S.A.

Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.

Mark Foreman – Ernst & Young LLP

J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP, New York